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                                          Facsimile  (202) 457-6315

June 17, 2005                             Jeffrey D. Haas
                                          (202) 457-5675
                                          jhaas@pattonboggs.com

Elaine Wolff, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      MortgageIT Holdings, Inc.
                  Registration Statement on Form S-11
                  Commission File No. 333-125556

Dear Ms. Wolff:

         This letter is being transmitted to you on behalf of MortgageIT
Holdings, Inc. (the "REIT"). It is in response to the Staff's comments received telephonically today regarding the REIT's Registration Statement on Form S-11
(the "Registration Statement"), which was filed with the Securities and Exchange
Commission on June 6, 2005.

         As we have discussed, the REIT made a distribution of $0.44 per share for the period from August 4, 2004 through December 31, 2004. The Staff is hereby advised that the distribution exceeded the REIT's consolidated net income for the year ended December 31, 2004 by an aggregate of $17.0 million and was paid out of the proceeds from the REIT's initial public offering. Disclosure of such has been added to Pre-Effective Amendment No. 1 to the Registration
Statement (the "Amended Registration Statement"). The REIT also advises the
Staff that it understands the Staff's position regarding the characterization of payments to stockholders as "dividends," i.e., only in the event that an entity's earnings are sufficient to cover the dividend payments. In this regard, all necessary revisions to the disclosure in the Registration Statement have been made in the Amended Registration Statement.

Elaine Wolff, Esq.
June 17, 2005

         Please do not hesitate to call the undersigned or Norman B. Antin if there are any comments or questions concerning the foregoing or if we can be of any further assistance.

                                                     Sincerely yours,

                                                     /s/ JEFFREY D. HAAS
                                                     Jeffrey D. Haas

Enclosure

cc:      Jennifer Gowetski, Esq.
         Mr. Doug W. Naidus
         Jay L. Bernstein, Esq.
         Kathleen L. Werner, Esq.
         Norman B. Antin, Esq.